

February 7, 2023

Jingwei Zhang
Chief Financial Officer
MingZhu Logistics Holdings Limited
27F Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

      Re: MingZhu Logistics Holdings Limited
          Amendment No. 2 to Form 20-F for the fiscal year ended December 31, 2021
          Filed November 18, 2022
          File No. 001-39654

Dear Jingwei Zhang:

We issued comments to you on the above captioned filing on January 5, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 21, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation